FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:   ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                           391380265
 STATE OF INCORPORATION:               WI
 FISCAL YEAR END:                      12/31

 FILING VALUES:
 FORM TYPE:                            35-CERT
 SEC ACT:
 SEC FILE NUMBER:                      070-10052
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                             4902 N Biltmore Lane
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53718
 BUSINESS PHONE:                       608-458-3311

 MAILING ADDRESS
 STREET 1:                             P. O. BOX  77007
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53707








                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
July 1, 2003 through September 30, 2003

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from July 1, 2003 through September 30, 2003 (the "Reporting Period"):


1(a). Alliant Energy Corporation issued commercial paper as follows:

                      July                August                September             Quarter
                 ----------------------------------------------------------------------------------
Begin Balance      $   86,000,000      $  114,000,000        $  102,000,000        $   86,000,000
CP Issued          $1,794,500,000      $1,682,000,000        $2,412,000,000        $5,888,500,000
CP Matured        ($1,766,500,000)    ($1,694,000,000)      ($2,416,000,000)      ($5,876,500,000)
Ending Balance     $  114,000,000      $  102,000,000        $   98,000,000        $   98,000,000


1(b).The weighted average interest rate for the period for all commercial paper was as follows:

    July        1.712%
    August      1.695%
    September   1.679%
    Quarter     1.692%

1(c). Alliant Energy Corporation borrowed from Banks as follows:

           N/A

1(d).The weighted average interest rate for the period for the bank borrowings was as follows:

           N/A

2(a). Interstate Power and Light Company issued commercial paper as follows:

                      July                August                September             Quarter
                 ----------------------------------------------------------------------------------
Begin Balance      $  155,900,000      $  38,000,000         $  59,000,000         $  155,900,000
CP Issued          $   92,000,000      $ 162,500,000         $  54,500,000         $  309,000,000
CP Matured        ($  209,900,000)    ($ 141,500,000)       ($ 109,500,000)       ($  460,900,000)
Ending Balance     $   38,000,000      $  59,000,000         $   4,000,000         $    4,000,000


2(b).Weighted Average for the interest rate for the period for commercial paper was as follows:

    July        1.221%
    August      1.183%
    September   1.185%
    Quarter     1.208%


3(a). Interstate Power and Light Company borrowed from Bank as follows:

           N/A

3(b).The weighted average interest rate for the period for the bank borrowings was as follows:

           N/A

4(a).For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                   Maximum
                  Maximum          Other            Maximum
                  Money Pool       Short-Term       Total            SEC
Company           Borrowings       Borrowings       Borrowings       Limit

IPL (*)                    0      155,900,000       155,900,000      250,000,000
WP&L     (**)              0       77,500,000        77,500,000              NA
SERVICES (***)    85,837,271                0        85,837,271              NA

(*)  IPL ceased borrowing from the Money Pool as of October 11, 2002.

(**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

(***)Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


5. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 1.694%.

6. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                  Maximum          Maximum          Maximum
                  Loans to         Corporate        Short-Term       SEC
                  Money Pool       Borrowings       Borrowings       Limit

AEC             $ 85,837,271      $ 65,162,729     $ 151,000,000     $1,000,000,000
________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


 DATED:  November 12, 2003

                                   ALLIANT ENERGY CORPORATION
                                   INTERSTATE POWER AND LIGHT COMPANY
                                   ALLIANT ENERGY CORPORATE SERVICES INC.

                                   BY:  ALLIANT ENERGY CORPORATION



                                   BY:   /s/ Thomas L Hanson
                                        -----------------------------------
                                        Thomas L. Hanson
                                        Vice President and Treasurer